SEC
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MAR 06 2017

Washington DC
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SEC

17009695

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewater Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Hutton Centre Drive, #860
(No. and Street)

South Coast Metro (City) CA (State) 92707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael T. Ellington 310-568-9380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael T. Ellington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewater Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BRENDEN NAGY
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires August 10, 2017

Signature

CFO

Title

Brenden Nagy

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in [redacted] Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edgewater Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2016

Contents

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
Edgewater Capital, LLC
South Coast Metro, CA 92707

I have audited the accompanying statement of financial condition of Edgewater Capital, LLC (the "Company"), as of December 31, 2016 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 11, 2017

Edgewater Capital, LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 19,127
Accounts receivable	4,233
Deposit	500
Total Assets	$ 23,860
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued liabilities	$ 4,811
Due to Affiliates	1,201
Total Liabilities	6,012
Members' Equity	17,848
Total Liabilities and Members' Equity	$ 23,860

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Investment Banking Fees	$924,500
Administrative fee income	14,400
Interest Income	48
Other Income	365
Total Revenues	939,313
Expenses	
Commissions	781,736
Insurance	3,348
Salaries- officers	11,100
Professional fees	2,144
Regulatory fees	3,695
Rent	2,460
All other expenses	1,463
Total Expenses	805,946
Income Before Tax Provision	133,367
Income Tax Provision	3,300
Net Income	$ 130,067

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

	Total
Balance, December 31, 2015	$ 23,781
Net Income	130,067
Member distributions	136,000
Balance, December 31, 2016	$ 17,848

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Cash Flows
January through December 2016

Cash Flows from Operating Activities:	
Net income	$130,067
Changes in operating assets and liabilities:	
Accounts receivable	2,913
Deposits	(132)
Accounts payable and accrued liabilities	4,811
Due to Affiliates	(613)
Net cash provided (used) by operating activities	137,046
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities:	
Capital distribution	136,000
Net Cash used by Financing	136,000
Net increase in cash	1,046
Cash at beginning of period	18,081
Cash at end of period	$ 19,127
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

See accompanying notes to financial statements

Edgewater Capital, LLC
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

Edgewater Capital, LLC (the "Company") was incorporated in the State of California on August 18, 2003. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placement of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k) (2) (i), the company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions

taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party

The Company has an expense sharing agreement with Shoreline Capital, Inc. owned by Christopher Kramer and with Michael Ellington, as individuals ("Affiliates"). Whereby the Company pays Affiliates for use of its facilities, administrative and personnel costs relating to the Company. In addition, the Company pays Affiliates for costs associated with computer maintenance, equipment rental, postage, outside services, telephone, and utilities. During the year, the Company paid Affiliates $14,503 of recurring expenses in accordance with the terms of the agreement broken down as follows:

Occupancy	$ 2,460
Other administrative expenses	943
Personnel	11,100
Total occupancy and personnel expense	$ 14,503

In addition, Shoreline Capital, Inc. paid $2,150 of audit fees that related to the December 31, 2015 audit. This amount is not reimbursable to Shoreline Capital, Inc. per agreement.

It is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties. At December 31, 2016, the Company owed Affiliates $1,201.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $13,115 which was $8,115 in excess of its required net capital of $5,000. The Company's net capital ratio was .46 to 1.

Note 6 – Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2016, the Company recorded the minimum liability company income tax of $800 plus a $2,500 LLC fee.

Note 7- Operating Leases

The Company leases its premises from a related party (See note 4). Rent expense for the year end December 31, 2016 was $2,460.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 11, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Edgewater Capital, LLC
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2016

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 17,848
Nonallowable assets:	
Accounts receivable	(4,233)
Deposit	(500)
Net Capital	$ 13,115
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 401
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 8,115
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 7,514
Computation of Aggregate Indebtedness	
Total liabilities	$ 6,012
Aggregate indebtedness to net capital	0.46

Reconciliation
The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 15,615
Accrued expenses	(2,500)
Net Capital Per Audited Report	$ 13,115

See accompanying notes to financial statements

Edgewater Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Edgewater Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Edgewater Capital, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Edgewater Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
of Edgewater Capital, LLC

I have reviewed management's statements, included in the accompanying Edgewater Capital, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 11, 2017

Edgewater Capital, LLC
6 Hutton Centre Drive, Suite 860, Santa Ana, CA 92707

12/31/2016

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Edgewater Capital, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2016 to December 31, 2016.

Sincerely,

Mike Ellington

CFO, Edgewater Capital, LLC